CUSIP No. 87911C 20 7	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TEKOIL & GAS CORPORATION

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

87911C 20 7

(CUSIP Number)

Jeffery Q. Jonasen

Baker & Hostetler LLP

200 S. Orange Avenue, Suite 2300

Orlando, Florida 32801

(407) 649-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 054797 10 5	Page 2 of 5 Pages

1)	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard Creitzman
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER

1,000,000
8) SHARED VOTING POWER

0
9) SOLE DISPOSITIVE POWER

1,000,000
10) SHARED DISPOSITIVE POWER

0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.68%
14)	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 87911C 20 7	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $0.000001 per share (the “Shares”), of TEKOIL & Gas Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 25050 I-45 North, Suite 525, The Woodlands, Texas 77380.

Item 2. Identity and Background.

(a) This statement is filed by Richard Creitzman.

(b) The home address of Mr. Creitzman is Flat 7, 22 Elm Park Gardens, London SW10 9NY, United Kingdom.

(c) Mr. Creitzman is a private investor and a director of the Company, which is an exploration stage oil and gas enterprise whose principal executive offices are located at 25050 I-45 North, Suite 525, The Woodlands, Texas 77380.

(d) During the last five years, Mr. Creitzman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Creitzman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Creitzman is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The 5,000,000 Shares owned by Mr. Creitzman were granted to him by the Company as compensation for his service as a director.

Item 4. Purpose of the Transaction.

Mr. Creitzman acquired the Shares for investment purposes.

Other than the transaction described in Item 3 above, Mr. Creitzman has no further specific plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Creitzman holds the Shares for investment purposes and may dispose of the Shares at any time, except that the Company has the right to repurchase Mr. Creitzman’s Shares pursuant to a director service agreement with Mr. Creitzman dated October 21, 2005. The Company’s repurchase right is reduced by 1/36th for each full month of service as a director. Mr. Creitzman may, at any time and from time to time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but he has no present intention of doing so.

CUSIP No. 87911C 20 7	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a) Mr. Creitzman is the direct beneficial owner of 1,000m000 Shares, or approximately 5.68% of the 17,590,175 Shares outstanding as of August 31, 2006, according to information contained in the Company’s amended registration statement on Form 10-SB/A filed on September 6, 2006.

(b) Mr. Creitzman has sole power to vote and dispose of the total amount of 1,000,000 Shares. However, the Company has the right to repurchase Mr. Creitzman’s Shares pursuant to a director service agreement with Mr. Creitzman dated October 21, 2005. The Company’s repurchase right is reduced by 1/36th for each full month of service a director.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company has the right to repurchase Mr. Creitzman’s Shares pursuant to a director service agreement with Mr. Creitzman dated October 21, 2005. The Company’s repurchase right is reduced by 1/36th for each full month of service as a director. Otherwise, Mr. Creitzman does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Acquisition Agreement dated May 25, 2005, among the Company, TGC, the shareholders of TGC and Gerald M. Dunne (Filed as Exhibit 99.6.1 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006, and incorporated herein by reference.)

Exhibit 2	Director Service Agreement dated as of October 21, 2005, between the Company and Richard Creitzman (Filed as Exhibit 99.6.10 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006, and incorporated herein by reference.)

CUSIP No. 87911C 20 7	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2006

/s/ Richard Creitzman
Richard Creitzman